STAY COOL BEVERAGES, LLC
2017 and 2018
Independent CPA Review Report
(Unaudited Financial Statements)

Table of Contents

Independent CPA Review Report

To the Stockholders

STAY COOL BEVERAGES, LLC (Private Company)

We have reviewed the accompanying financial statements of Stay Cool Beverages, LLC which comprise the balance sheets as of December 31, 2017 and 2018, and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements, as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility and Conclusion

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.



JPizars – CPA and Business Consultants LLC

Hollywood, Florida
September 30, 2019

Stay Cool
Balance Sheet
For Years Ended in December 31, 2018 & 2017

		2017		2018
ASSETS				
Current Assets				
Bank Accounts	$	16,502.06	$	10,403.80
Inventory	$	28,602.92	$	-
Other Assets	$	19,878.09	$	19,878.09
TOTAL ASSETS	$	**64,983.07**	$	**30,281.89**
LIABILITIES AND MEMBERS' EQUITY/DEFICIT				
Current Liabilities				
Credit Cards	$	29,233.69	$	47,972.71
Long-Term Liabilities				
Loans	$	19,089.20	$	37,253.95
Total Liabilities	$	**48,322.89**	$	**85,226.66**
Owner's Equity Accounts				
Member Contributions	$	16,660.18	$	16,976.18
Net Income (Loss)	$	-	$	(71,920.95)
Total Equity	$	**16,660.18**	$	**(54,944.77)**
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	**64,983.07**	$	**30,281.89**

Stay Cool
Income Statement
For Years Ended in December 31, 2018 & 2017

	2017	2018
Operating Income		
Sales	$ -	$ 57,693.90
Cost of Goods Sold	$ 28,602.92	$ 69,444.57
Gross Profit	$ (28,602.82)	$ (11,750.67)
Operating Expenses		
Sales & Marketing Expense	$ 3,502.09	$ 31,547.83
General & Administrative	$ 4,143.33	$ 9,981.40
Research & Development	$ 1,137.38	$ 11,779.91
Total Expenses	$ 8,782.80	$ 53,309.14
Net Operating Loss	$ (37,385.62)	$ (65,059.81)
Other Expenses & Amortization Schedule		
Miscellaneous Expense	$ 4,215.26	$ -
Amortization Schedule	$ (19,878.09)	$ -
Interest Expense	$ 1,403.26	$ 6,861.14
Total Other Expenses (Net of Amortization)	$ (14,259.57)	$ 6,861.14
Net Loss	$ (23,126.05)	$ (71,920.95)

Stay Cool
Statement of Cash Flows
For Years Ended in December 31, 2018 & 2017

	2017	2018
OPERATING ACTIVITIES		
Net Income (Loss)	$ -	$ (71,920.95)
Inventory	$ (28,602.92)	$ 28,602.92
Amortization Expenses	$ (19,878.09)	$ -
Credit Cards Payable	$ 29,233.69	$ 18,259.02
Total	$ (19,247.32)	$ 46,861.94
Net Cash Flows From Operating Activities	$ (19,247.32)	$ (25,059.01)
FINANCING ACTIVITIES		
Proceeds from Long-Term Loans	$ 19,089.20	$ 18,164.75
Owner Cash Contributions	$ 16,660.18	$ 796.00
Net Cash Flows From Financing Activities	$ 35,749.28	$ 18,960.75
Cash at Beginning of Period	$ -	$ 16,502.06
Net Increase/Decrease for Period	$ 16,502.06	$ (6,098.26)
Cash at End of Period	$ 16,502.06	$ 10,403.80

Stay Cool Beverages, LLC

Notes to Financial Statements December 31, 2017 & 2018

NOTE 1 – NATURE OF OPERATIONS

The STAY COOL BEVERAGES LLC was formed on January 27, 2017 ("Inception") in the State of Texas. The financial statements of STAY COOL BEVERAGES LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in AUSTIN, TX.

STAY COOL BEVERAGES LLC is engaged in the development, manufacturing, and distribution of functional relaxation beverages across the United States. Sales include direct to consumer and retail markets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
No estimates and assumptions have been made for the period of these financial statements. If estimates and assumptions are used they will be in conformity with U.S. GAAP that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet Classification
The Company includes in current assets and liabilities retainage amounts receivable and payable under client contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is valued at Lower of cost or market

See accompanying Independent Accountants' Review Report

Stay Cool Beverages, LLC

Notes to Financial Statements December 31, 2017 & 2018 (Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Impairment of Long-Lived Assets

The Company will review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2018, and 2017, there were no impairment losses recognized for long lived assets.

Revenue and Cost Recognition

Revenue is recognized as earned (Accrual Basis Accounting). Selling, general, and administrative costs will be charged to expense as incurred. Provisions for estimated losses on uncompleted subscription contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, to costs and income are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to subscription costs is included in revenues when realization is probable and the amount can be reliably estimated.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities will be included in the financial statements at enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. As of December 31, 2018, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

See accompanying Independent Accountants' Review Report

NOTE 3 – PAST RAISES AND LOANS

Stay Cool has taken out loans from different sources during the past 2 years. In 2017, we took out a business loan from ACCION. The loan term is 3 years with an interest rate of 12.5%. The limit for it was $8,000 but with taxes and fees, we received $7,089.20. We currently owe $1,258 on it as of September 2019. The other three (3) loans taken out in 2017 were from family and friends. Those loans have no terms or payback schedule. Two (2) of the loans were $1,000 each and the 3rd was $10,000. However, the $10,000 loan was paid back in full at the end of the 2018. The other $2,000 in loans are still unpaid. As for 2018, one (1) more business loan was obtained. PeopleFund is a SBA microloan for $50,000 with a 9.25% rate and payment term of 5 years. $43,203.55 is still owed with a monthly payment of $1,043.99 and a maturity date of 12/2023.

NOTE 4 – EVALUATION OF SUBSEQUENT EVENTS

As of report release date, no subsequent events came to our attention.